UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41669

Multi ways holdings limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 15, 2023, the Company issued a press release announcing its financial results ended December 31, 2022. A copy of such press release is filed as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Multi Ways Holdings Limited Delivers Fiscal Year 2022 Revenue of $38.4 Million, Up 15% Year-over-Year, Driven by Greater Local Demand in Singapore

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer

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